Exhibit 3.1

Certificate of Amendment

to

Articles of Incorporation of U.S. Gold Corp.

U.S. Gold Corp., a corporation organized and existing under the laws of the State of Nevada (the “Corporation”) hereby certifies that the following amendments to the Articles of Incorporation, as amended, were approved by the directors and thereafter duly adopted by the stockholders of the corporation on the 18th day of September, 2019.

The numbers of shares of Common Stock and Series F Preferred Stock outstanding at the time of the adoption of the amendment were: 21,036,478 shares and 576 shares, respectively. The total number of shares entitled to vote thereon was: 22,047,358 shares.

1.	Section 3.02 of Article III is hereby amended and restated as follows

“3.02 Common Stock. The total number of authorized shares of Common Stock shall be two hundred million shares with par value of $0.001 per share.

Upon the filing and effectiveness (the “Effective Time”) pursuant to the Nevada Revised Statutes of this amendment to the Corporation’s Articles of Incorporation, as amended, each ten (10) shares of Common Stock issued and outstanding immediately prior to the Effective Time either issued and outstanding or held by the Corporation as treasury stock shall be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”); provided that no fractional shares shall be issued to any holder and that instead of issuing such fractional shares, the holder shall be entitled to receive cash in an amount equal to the product obtained by multiplying (i) the closing sale price of the Company’s Common Stock on the business day immediately preceding the effective date of the Reverse Stock Split as reported on the NASDAQ Capital Market by (ii) the number of shares of the Company’s Common Stock held by the shareholder that would otherwise have been exchanged for the fractional share interest. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional shares as described above.”

2.	The vote by which the shareholders holding shares in the Corporation entitling them to exercise at least a majority of the voting power or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provision of the Articles of Incorporation have voted in favor of the amendment is at least 51%.

3.	This Certificate of Amendment shall become effective at 5:00 PM (EST) on March 19, 2020.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of 17th day of March, 2020.

By:	/s/ Edward M. Karr
Name:	Edward M. Karr
Title:	Chief Executive Officer